WFB FUNDING, LLC

One Cabela Drive

Sidney, Nebraska 69160

June 6, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Benjamin Meeks

Re:	WFB Funding, LLC

Registration Statement on Form SF-3

File No. 333-209766, 333-209766-01 and 333-209766-02 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of WFB Funding, LLC (the “Registrant”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 9:00 a.m. (Eastern time) on June 9, 2016 or as soon as thereafter practicable.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

WFB Funding, LLC

By:	WFB Funding Corporation, its Managing Member

By:	/s/ Sean B. Baker
Sean B. Baker, President and Chief Executive Officer